VIA EDGAR

October 20, 2010

Mr. H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-0404

Re:	Unitil Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 10, 2010
Definitive Proxy Statement on Schedule 14A
Filed March 4, 2010
File No. 001-8858

Dear Mr. Owings:

Set forth below are the responses of Unitil Corporation (the “Registrant”, “Unitil” or the “Company”) to the letter dated October 12, 2010 (the “Comment Letter”) from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Registrant’s:

(i)	Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”), which was filed with the Commission on February 10, 2010; and

(ii)	Definitive Proxy Statement on Schedule 14A (the “Proxy”), which was filed with the Commission on March 4, 2010.

For your convenience, the Staff’s comments have been set forth in bold and the numbered paragraphs contained herein correspond to the numbered paragraphs in the Comment Letter.

Corporate Office

6 Liberty Lane West

Hampton, NH 03842-1720

Phone: 603-772-0775

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

October 20, 2010

Form 10-K for the Fiscal Year Ended December 31, 2009

Management’s Report on Internal Control over Financial Reporting, page 85

1.	We note your response to comment four from our letter dated September 23, 2010. Please confirm whether your management concluded that your internal control over financial reporting was effective as of the end of the period covered by the report.

Response #1:

In addition to the Company’s response to the Commission’s comment four contained in our letter dated October 4, 2010; the Registrant confirms that its management concluded that its internal control over financial reporting was effective as of December 31, 2009, the end of the period covered by the Company’s Annual Report on Form 10-K filed with the Commission on February 10, 2010.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 27

2.	We note in your response to comment eight from our letter dated September 23, 2010 that you use several published surveys and these surveys are confidential and do not disclose participants by position or survey scope. However, it is unclear whether you are using the survey data for a general understanding of compensation practices or as a reference point to base compensation decisions. Please revise to clarify your disclosure. For guidance, refer to Question 118.05 of the Division of Corporation Finance Compliance and Disclosure Interpretations (Regulation S-K), which is available on our website at www.sec.gov.

Response #2:

The survey data referred to in the Company’s response to the Commission’s comment eight contained in our letter dated October 4, 2010 and disclosed on page 28 of the Proxy is used for both purposes noted above: a) to gain a general understanding of compensation practices and, b) as a reference point, or benchmark, to base compensation decisions. The survey data is used for “benchmarking” as this term is defined by the Commission in Question 118.05 of the Division of Corporation Finance Compliance and Disclosure Interpretations (Regulation S-K). In future filings, the Registrant will clarify its disclosure regarding how survey data is used and for what purpose.

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

October 20, 2010

Base Salary, page 28

3.	We note your response to comment nine from our letter dated September 23, 2010. Please confirm that you will incorporate your response to comment nine, as appropriate, in to your future filings.

Response #3:

The Registrant confirms that the response to comment nine concerning base salary in our letter dated October 4, 2010 (in response to your letter dated September 23, 2010) will be incorporated, as appropriate, into future filings.

Performance Objectives and Measures for Incentive Compensation, page 32

4.	We note your response to comment 10 from our letter dated September 23, 2010. Please confirm that you will provide the results to your and Usource’s Incentive Plan and Restricted Stock Plan performance objectives in future filings.

Response #4:

The Registrant confirms that the results of its Incentive Plan and Restricted Stock Plan performance objectives for both the Company and Usource will be included in future filings.

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

October 20, 2010

In addition, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Registrant’s filings; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant confirms that it will comply with each of the staff’s comments in all future filings, as applicable.

If you have any questions regarding these responses or require further information or clarification, please direct them to Mark H. Collin, Senior Vice President, Chief Financial Officer & Treasurer, at (603) 773-6612, or Laurence M. Brock, Controller & Chief Accounting Officer, at (603) 773-6510.

Very truly yours,	Very truly yours,

/S/ MARK H. COLLIN	/S/ LAURENCE M. BROCK
Mark H. Collin	Laurence M. Brock
Senior Vice President,	Controller & Chief Accounting Officer
Chief Financial Officer & Treasurer